Exhibit 2

FOR IMMEDIATE RELEASE	12 May 2020

WPP PLC (“WPP”)

Director Declaration

Keith Weed – Appointment to J Sainsbury plc

WPP confirms that Keith Weed, Non-Executive Director of WPP, has been appointed as a non-executive director of J Sainsbury plc (LSE: SBRY) with effect from 1 July 2020.

This disclosure is made in accordance with LR 9.6.14R of the Listing Rules.

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

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